Energy and Water Development Corp.

7901 4th St. N, STE #4174

St. Petersburg, FL 033702

March 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Matthew Crispino

Re:	Energy and Water Development Corp. Request for Withdrawal of Registration Statement on Form S-1 (333-275226)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Energy and Water Development Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-275226), filed with the Commission on October 30, 2023, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”).

At this time, the Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Energy and Water Development Corp., 7901 4th St. N, STE #4174, St. Petersburg, FL 033702, with a copy to the Company’s counsel, Bevilacqua PLLC, Attn: Louis A. Bevilacqua, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, facsimile number (202) 869-0889.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (347) 871-8927 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

Energy and Water Development Corp.

By: /s/ Irma Velazquez

Name: Irma Velazquez

Title: Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.